FILED BY HUT 8 MINING CORP.

COMMISSION FILE NO. 001-40487

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

SUBJECT COMPANY: U.S. DATA MINING GROUP, INC. AND HUT 8 CORP.

The following is a partial transcript of an interview made available by Anthony Pompliano on YouTube on June 28, 2023.

Transcript: The Ultimate Bitcoin Mining Masterclass

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Interviewer: We just talked about the differences, but the similarities are pretty obvious in the sense of you're running servers or computers and it’s hardware. You got to plug them in, you've got to take power, and then you got to do different things with them. That's right. Talk a little bit as to kind of the story, right for public markets.

So much of public market investing is about the narrative, is about the story of a company and being able to say, look, it is two different things and there are differences in those things. But also there is this commonality that positions you all at kind of the forefront or the tip of the spear of computing for this next generation of all of these different applications.

How do you think about what that story really is and the power of being able to share that versus just being, you know, kind of a single focused Bitcoin miner?

Jaime Leverton: Yeah, I think really the power comes in our ability to flex as market demand and economics evolve. We also can drive synergies from things like a network operations centre that is there to monitor our data center sites 24/7. There are things that they can do to help on the Bitcoin mining side as well, which are also running 24/7, but with a different type of manpower outlay.

And of course you always have synergies when you're looking at the corporate structure. So from all of the corporate functions that support our Bitcoin mining side of the business can equally support our data center side of the business. And again, I do think we're going to see an increased world of convergence and there's all kinds of innovation happening behind the scenes and, you know, can potentially GPUs go into a container type of environment and take advantage of some of the lower cost power available at Bitcoin mining sites?

How do we handle some of the network connectivity issues for those types of applications? But that’s certainly work that's being done and I think we're in the infancy of it. But over the next 2 to 4, 3 to 5 years, we'll continue to see products and offerings and potentially even hardware that starts to bridge these worlds in a more meaningful way than we've seen today.

Interviewer: When you start thinking about capital allocation decisions, obviously you have a dollar to spend. How do you think about the return or the risk that you take by diverting it to either side of the business? It's kind of this fascinating exercise where maybe there's not just one answer and there's some, you know, variables there, but how do you think about that capital allocation?

Jaime Leverton: Yeah, in the Bitcoin mining side of the world when we think about allocating capital, how we look at it, you have to you have to run massive sensitivity analysis where you’re really guessing on where the price of bitcoin and global hash rate are going to be at any given point in time in that in that return profile that you're building for the investment in the mining hardware in particular.

And that's why we're actually in the middle of a merger that’s pending final approvals with a private bitcoin mining company called USBTC. And one of the things that we love about the USBTC model, they're diversified just like Hut is, but rather than being diversified into HPC, USBTC is diversified into, they do prop mining, but then they also do hosting for other miners and they have a managed infrastructure operations business which is really just, think about it almost as professional services.

They bring their bodies and their purpose built software in to manage mines for other people. And all three of those businesses have a much, much different capital profile. The most intensive business across both Hut 8’s and USBTC’s operations is prop mining. Prop mining is highly capital intensive, a ton of variables that you're really just kind of running sensitivity analysis and making your best guess on where the returns will go over a period of time.

Whereas, hosting much less capital requirements because the client brings the mining equipment and then the case of MIO, really no capital investment at all. And then as I said on the Hut side, prop mining, we also have a repair center and then the HPC side. So it gives us a lot of flexibility based on what we're seeing in the macro environment, either on traditional HPC or on the Bitcoin mining side.

And we can kind of flex between the different the different lines when we think about what's the best allocation of capital, obviously in a go forward state, assuming we're successful in our merger.

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Cautionary Note Regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements regarding: (i) expectations related to New Hut’s hashrate and self-mining capacity; (ii) the expected outcomes of the Transaction, including New Hut's assets and financial position; (iii) the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iv) the expected synergies related to the Transaction in respect of strategy, operations and other matters; (v) projections related to expansion; (vi) expectations related to the Combined Company's hashrate and self-mining capacity; (vii) acceleration of ESG efforts and commitments; and (viii) the ability of the combined company to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to, security and cybersecurity threats and hacks, malicious actors or botnet obtaining control of processing power on the Bitcoin network, further development and acceptance of the Bitcoin network, changes to Bitcoin mining difficulty, loss or destruction of private keys, increases in fees for recording transactions in the Blockchain, erroneous transactions, reliance on a limited number of key employees, reliance on third party mining pool service providers, regulatory changes, classification and tax changes, momentum pricing risk, fraud and failure related to digital asset exchanges, difficulty in obtaining banking services and financing, difficulty in obtaining insurance, permits and licenses, internet and power disruptions, geopolitical events, uncertainty in the development of cryptographic and algorithmic protocols, uncertainty about the acceptance or widespread use of digital assets, failure to anticipate technology innovations, the COVID19 pandemic, climate change, currency risk, lending risk and recovery of potential losses, litigation risk, business integration risk, changes in market demand, changes in network and infrastructure, system interruption, changes in leasing arrangements,  failure to achieve intended benefits of power purchase agreements, potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites, and other risks related to the digital asset and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on the Company’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this communication as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this communication should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this communication are made as of the date of this communication, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information About the Transaction and Where to Find It

In connection with the Transaction, that, if completed, would result in New Hut becoming a new public company, Hut 8 Corp. ("New Hut”) has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the Transaction, as these materials will contain important information about USBTC, Hut 8, New Hut and the Transaction. New Hut also has, and will, file other documents regarding the Transaction with the SEC. This communication is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the Transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.